                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-41898


                          -----------------------------
                               P R O S P E C T U S
                         ------------------------------
                                 969,696 Shares

                         AFFINITY TECHNOLOGY GROUP, INC.
                                  Common Stock

         These shares of common stock are being offered by the selling stockholder. These shares include 484,848 shares underlying a warrant held by the selling stockholder. We will not receive any of the proceeds from the sale of the shares offered hereby.

         The selling stockholder may sell the shares of common stock at various times in various types of public or private transactions, including sales in the open market, in negotiated transactions or by any combination of these methods, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best-efforts basis. The selling stockholder may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholder. We do not know, however, when the proposed sale of the shares by the selling stockholder will occur. We will pay the expenses incident to the registration of such shares, except for selling commissions.

         The selling stockholder and any underwriters, agents or broker-dealers that participate with the selling stockholder in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under such Act.

         Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "AFFI." The reported closing price on the Nasdaq SmallCap Market on October 5, 2000 was $0.625 per share.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                 The date of this prospectus is October 6, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Affinity Technology Group......................................................3
Risk Factors...................................................................6
Use of Proceeds...............................................................14
Selling Stockholder...........................................................14
Plan of Distribution..........................................................15
Legal Matters.................................................................16
Experts.......................................................................16
Available Information.........................................................16
Information Incorporated by Reference.........................................17
Indemnification of Directors and Officers.....................................17


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

         In this prospectus, "Affinity," "we," "us" and "our" refer to Affinity Technology Group, Inc., and the "selling stockholder" refers to Redmond Fund, Inc., as described in the section titled "Selling Stockholder" on page 14.

                           FORWARD-LOOKING INFORMATION

         This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of this information is based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this prospectus or in the documents incorporated by reference in this prospectus, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," or any similar expressions, as they relate to Affinity or our management, or the management of our business, may identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this prospectus under the title "Risk Factors" and the factors in the section titled "Business - Business Risks" of our annual report on Form 10-K for the year ended December 31, 1999 and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 1999 and our quarterly report on Form 10-Q for the quarter ended June 30, 2000, both of which are incorporated by reference in this prospectus, and any subsequently filed reports under the Securities Exchange Act of 1934. We wish to caution you that such risks and uncertainties include, but are not limited to, those set forth in this prospectus under the section titled "Risk Factors."

                            AFFINITY TECHNOLOGY GROUP


         We develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Our DeciSys/RT(SM) processing system automates the processing and consummation of consumer financial services. DeciSys/RT can simultaneously accept and capture consumer information through remote input devices, such as touch-screen terminals or loan officers, and automatically interact with credit bureaus and other third parties that supply information necessary to process a consumer financial transaction. Our products and services currently consist of:

         o the Affinity Automated Loan Machine (the ALM (R)), which looks and functions much like an automated teller machine and permits a consumer to apply for and, if approved, receive a consumer loan without human intervention in as little as 10 minutes;

         o our e-xpertLender(SM) system, which permits a financial institution to use our DeciSys/RT system to make automated lending decisions through call centers, branches and automobile dealerships;

         o iDEAL(SM) (indirect electronic automobile lending system), which permits a lender to make automated lending decisions for loan applications originated at an automobile dealership; and

         o rtDS (realtime decisioning services), which is based on our e-xpertLender system and permits a lender to deliver credit decisions to loan applicants over the Internet.

         We have been granted two patents covering our fully-automated loan processing system. In addition, in 1997 we acquired a patent that covers the automated processing of an insurance binder through a point-of-sale consumer-directed device. Also, in August 2000 we were granted a patent covering the automated establishment of a financial account. We have initiated a patent licensing program for our patents. As discussed below under the title "Recent Developments," the U.S. Patent and Trademark Office is reexamining some of our patents.

         Since we were formed in January 1994, we have generated substantial operating losses, have experienced an extremely lengthy sales cycle for our products and services and have been required to use a substantial amount of existing cash resources to fund our operations. At June 30, 2000, we had cash and cash resources of approximately $1.7 million. If we continue to use cash at the rate used during the first six months of 2000, we would deplete our existing cash resources in the fourth quarter of 2000.

         In January 2000, we reduced our employee base by 47%, and we believe that existing cash and internally generated funds will be sufficient to fund operations during 2000. However, we may encounter unexpected expenses, the loss of anticipated revenues and other developments that would impact our ability to fund operations for the entire part of 2000. Therefore, we cannot assure you that we will have enough cash to operate for the rest of 2000. Moreover, we believe that our existing cash resources will be insufficient to fund our operations after 2000. To remain viable after 2000, we must raise additional capital. In addition, we may be required to reduce our operations significantly. We cannot assure you that we will be able to raise additional capital or reduce our operations in a manner that would permit us to continue operations after 2000.

         Our principal offices are located at 1201 Main Street, Suite 2080, Columbia, South Carolina 29201, and our telephone number is (803) 758-2511.

RECENT DEVELOPMENTS

         We recently were notified by the Nasdaq Stock Market that we are not in compliance with Nasdaq listing standards that require our stock to maintain a minimum bid price of $1.00 or more. We have been given until December 28, 2000 to regain compliance, which would require our stock price to close at $1.00 or more for at least ten consecutive trading days. We cannot assure you that we will be able to regain compliance with Nasdaq listing standards or that our stock will continue to be eligible for trading on the Nasdaq SmallCap Market or any other market.

         On April 18, 2000, we filed a lawsuit against The Dime Savings Bank of New York, FSB and Hudson United Bancorp in The United States District Court for the District of South Carolina, Columbia Division. The lawsuit arises out of our contract with The Dime Savings Bank relating to the development of a system to process and automate decisioning of automobile loans. This contract was acquired by The Dime Savings Bank in connection with its acquisition of the indirect automobile loan business formerly operated by Citibank, N.A. In our complaint, we allege a breach of contract by The Dime Savings Bank and intentional interference with the contract by Hudson United Bancorp, which attempted to merge with The Dime Savings Bank earlier this year. The lawsuit also contains a civil conspiracy claim against both The Dime Savings Bank and Hudson United Bancorp and seeks actual and punitive damages against both defendants. Since we filed this lawsuit, Hudson United Bancorp has been granted a request to dismiss the lawsuit against it due to lack of jurisdiction in South Carolina. We are evaluating whether to re-institute a similar lawsuit against Hudson United Bancorp in another jurisdiction. In addition, The Dime Savings Bank has asserted counterclaims against us for an unspecified amount of damages for breach of contract, breach of warranty, constructive fraud and negligent misrepresentation. We intend to contest these allegations vigorously.

         Both of our patents covering fully-automated lending systems are being reexamined by the U.S. Patent and Trademark Office. In March 2000 and again in August 2000, the U.S. Patent and Trademark Office issued a preliminary office action rejecting all previously issued claims under our first patent covering fully-automated lending systems. It is likely that third parties may bring additional actions to contest some of or all our other patents. We cannot assure you that we will not lose some of or all the claims covered by our existing patents.

         In August 2000, the U.S. Patent and Trademark Office issued us a patent covering the fully-automated establishment of a financial account, including credit accounts (U.S. Patent No. 6,105,007).

         In June 2000, we entered into an agreement with Redmond Fund, Inc. under which Redmond acquired, for $500,000, 484,848 shares of our common stock and a warrant to acquire an additional 484,848 shares for $1.37 per share. Redmond Fund, Inc. is the selling stockholder named in this prospectus, and we are registering these shares under the Securities Act of 1933 pursuant to our agreement with Redmond. Under certain circumstances, we may issue Redmond additional shares of our common stock at a price equal to the lesser of $1.50 per share or the trading price of our stock at the time of issuance, subject to a maximum aggregate purchase price of $3,750,000. If we issued these shares, we would also be required to issue to Redmond one or more warrants to acquire the same number of shares at a purchase price equal to 133% of the price that Redmond paid for these shares. We would also be required to register all these shares, including the shares that may be issued under the warrants, under the Securities Act of 1933. Redmond is currently under no obligation to purchase any additional shares of our stock.

         On September 22, 2000, we entered into a convertible debenture and warrants purchase agreement with an accredited investor. Under the agreement, we have agreed to issue an 8% convertible debenture in the principal amount of $1,000,000. The debenture will be convertible, at the option of the investor, into shares of our common stock at a price initially equal to the lesser of $1.00 per share or a percentage, which will be either 65% or 75% depending on the primary trading market for our stock at the time of conversion, of the average of the three lowest closing prices of our stock during the month prior to conversion. The debenture will mature 18 months after its issuance, subject to earlier conversion and certain provisions regarding acceleration upon default and prepayment. In this regard, the debenture requires us to use a portion of the proceeds from any future equity financing to repay all or part of the debenture at a price equal to 120% of the principal amount of the debenture plus all accrued and unpaid interest. Under the agreement, we also are required to issue to the investor a three-year warrant to acquire 200,000 shares of our common stock. The warrant exercise price initially will be 120% of the average of the three lowest closing prices of our stock during the month prior to issuance. The warrant exercise price is subject to reduction in certain instances. We are required to register the shares of stock that may be issued upon conversion of the debenture and exercise of the warrant for resale by the investor under the Securities Act of 1933. The agreement will be consummated approximately thirty days after we file a registration statement covering these shares, or earlier upon effectiveness of the registration statement. Consummation of the agreement is subject to certain conditions, including the continuing accuracy of the representations and warranties made by us in the agreement. A material adverse event or development affecting Affinity prior to the consummation of the agreement may result in the termination of the agreement.

         On September 26, 2000, we entered into a common stock purchase agreement with an unrelated accredited investor. Under the agreement, we may sell, periodically in monthly installments during a period of 18 months, up to 6,000,000 shares of our common stock at a price equal to 85% of the volume adjusted average market price of our stock at the time of issuance. We would not be permitted to sell any shares until we have registered such shares for resale by the investor under the Securities Act of 1933. Under the agreement, we have issued to the investor a three-year warrant to acquire 720,000 shares of our common stock at a price equal to 115% of the average closing price of our stock at the time of issuance. In addition, any time we sell any shares of stock under the agreement, we would be required to issue to the investor a 35-day warrant to acquire 25% of the number of shares sold. The warrant would be exercisable at the average purchase price paid by the investor for such shares. Depending on the number of shares we ultimately issue under the agreement, we may be required to obtain stockholder approval of the transaction under the regulations of the Nasdaq Stock Market relating to transactions involving the issuance of a number of shares equal to or in excess of 20% of the number of shares outstanding prior to the transaction. Our ability to sell any shares under the agreement is subject to certain conditions, including the continuing accuracy of the representations and warranties made by us in the agreement. A material adverse event or development affecting Affinity may result in the termination of the agreement.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

         If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case the trading price of our common stock could decline and you could lose all or part of your investment.

     WE HAVE VERY LIMITED CAPITAL RESOURCES AND MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL.

         We have generated substantial operating losses since our inception in January 1994, and we have financed our operations primarily with the net proceeds of approximately $60 million from our initial public offering in May 1996. As of June 30, 2000, we had cash and liquid investments of approximately $1.7 million. We have used, and expect to continue to use, a substantial amount of our cash resources to fund our operations. If we continue to use cash at the rate used in the first six months of 2000, we would deplete our existing cash resources in the fourth quarter of 2000.

         We have taken certain measures to reduce our cash usage rate, including decreasing our employee base by 47% in January 2000. We believe that our cash resources and projected funds from operations will be sufficient to meet our currently anticipated cash requirements for 2000. However, we may encounter unexpected expenses, the loss of anticipated revenues and other developments that would negatively affect our ability to continue to operate for the entire part of 2000. Therefore, we cannot assure you that we will have enough cash to operate for the rest of 2000. Moreover, we believe that our existing cash resources will be insufficient to fund our operations after 2000. Accordingly, to remain viable after 2000, we must raise additional capital. In addition, we may be required to reduce our operations significantly. We cannot assure you that we will be able to raise additional capital or reduce our operations in a manner that would allow us to continue to operate after 2000.

         We may seek to raise capital through the issuance of equity or convertible debt securities, in which case:

         o        the percentage interest of our stockholders will be reduced;

         o        our stockholders may experience additional dilution; and

         o the securities we sell may have rights, preferences and privileges senior to our common stock.

     WE ARE INCURRING SUBSTANTIAL LOSSES, EXPECT TO CONTINUE INCURRING LOSSES AND MUST SIGNIFICANTLY INCREASE OUR REVENUES TO BECOME PROFITABLE.

         We have incurred substantial losses in the past and anticipate that we will incur losses for the immediate future. As of June 30, 2000, our accumulated deficit was $58,390,000, and we incurred operating losses of $3,316,000 for the six-month period ended June 30, 2000 and $12,466,000, $15,906,000, $17,398,000,
$11,731,000 and $2,251,000 for the years ended December 31, 1999, 1998, 1997,
1996 and 1995, respectively. To become profitable, we must significantly increase our revenues. Operating our business involves substantial expenditures. Therefore, it is uncertain if we will ever become profitable or viable as a long-term enterprise.

     WE HAVE A LIMITED OPERATING HISTORY AND HAVE NEVER OPERATED PROFITABLY.

         We are a relatively new business and our revenues are not currently sufficient for us to achieve profitability. We were founded in January 1994 and we have never operated at a profit. You should consider our prospects in light of the risks, expenses and difficulties that companies in their early stage of development encounter, particularly companies in new and rapidly evolving markets. Our success depends upon our ability to address those risks successfully, which include, among other things:

         o whether we will have enough capital to develop and exploit our technology and pursue our business plans;

         o whether we can respond quickly and effectively to technological changes and competitive forces in our markets;

         o whether we will be able to assemble and maintain the necessary resources that we will need to develop and upgrade our technology to meet evolving market demands;

         o whether we will be able to implement an effective sales and marketing strategy;

         o whether we will be able to develop and manage strategic relationships to maximize acceptance of our products and services; and

         o whether our financial position will adversely affect our ability to sell our products and services, develop strategic relationships, attract and retain qualified employees, and raise additional capital.

         If we do not succeed in addressing these risks, our business likely will be materially and adversely affected.

     OUR STOCK PRICE IS VOLATILE, AND OUR STOCK MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET IN THE FUTURE.

         The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

         o developments affecting us, including developments affecting our patents and patent applications, the announcement of new customers or the loss of existing customers, and changes in management;

         o sales by significant stockholders of their shares in the company, many of which were acquired before our initial public offering in May 1996;

         o        news reports relating to trends in our market; and

         o        developments affecting technology stocks in general.

         In addition, the stock market in general, and the market prices for technology companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Securities class action litigation has often been instituted against companies that have experienced periods of volatility in the market price for their securities. If we were to become the target of this kind of litigation, the cost in dollars and management attention could be substantial, and the diversion of management's attention and resources could have a material adverse affect on our business.

         We recently were notified by the Nasdaq Stock Market that we are not in compliance with Nasdaq listing standards that require our stock to maintain a minimum bid price of $1.00 or more. We have been given until December 28, 2000 to regain compliance, which would require our stock price to close at $1.00 or more for at least ten consecutive trading days. We cannot assure you that we will be able to regain compliance with Nasdaq listing standards or that our stock will continue to be eligible for trading on the Nasdaq SmallCap Market or any other market. In this regard, on two prior occasions (in 1998 and 1999), the Nasdaq Stock Market advised us that we were not in compliance with Nasdaq's $1.00 minimum price requirement. In both cases, our stock price recovered prior to a decision by Nasdaq to delist our stock. In the second proceeding, the Nasdaq determined to transfer the listing of our stock from the Nasdaq National Market to the Nasdaq SmallCap Market due to a concern by Nasdaq about our ability to maintain net tangible assets of $4 million or more, which is required of companies listed on the Nasdaq National Market.

     WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, PERMITTING COMPETITORS TO DUPLICATE OUR PRODUCTS AND SERVICES.

         Our success and ability to compete is dependent in part upon our proprietary technology. We rely primarily on patent, copyright, trade secret and trademark law to protect our technology. Our patents are subject to challenge by third parties. We hold four United States patents, and have applied for others in the United States to protect certain features of our technology, including aspects of our closed-loop lending system, our automated insurance product and our Internet-related products and services. However, the U.S. Patent and Trademark Office is reexamining both of our patents covering fully-automated lending systems ("System and Method for Real-time Loan Approval," U.S. Patent No. 5,870,721, and "Closed-loop Financial Transaction Method and Apparatus," U.S. Patent No. 5,940,811). On two occasions, the U.S. Patent and Trademark Office has reached a preliminary decision to reject the claims covered by one of these patents (U.S. Patent No. 5,870,721). The reexamination process could result in a loss or limitation of some of or all the claims under these patents. Further, it is likely that third parties may bring additional actions to contest some of or all our other patents. Such actions could result in a limitation or the complete loss of some of or all the patents we have or may acquire in the future. Moreover, while we intend to continue to file patent applications to further protect our technology, we cannot assure you that any of these patents will be granted, or that if granted these patents would survive a legal challenge to their validity or provide meaningful levels of protection.

         Despite our efforts to protect our proprietary rights, third parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products and services is difficult, particularly in the global environment in which we operate, and the laws of other countries may afford us little or no effective protection of our intellectual property. Additionally, policing the unauthorized use of our intellectual property rights may be very expensive, and we may not have the resources to do so. We cannot assure you that the steps that we have taken will prevent others from misappropriating our technology.

     WE MAY BE REQUIRED TO ENGAGE IN LITIGATION TO ENFORCE OUR PROPRIETARY RIGHTS, AND WE MAY NOT HAVE SUFFICIENT CAPITAL RESOURCES TO DO SO.

         We believe that certain companies have developed or will develop systems and technologies that are covered by one or more of the claims covered by either our existing patents or pending patent claims. Our capital resources are very limited, and we may not be able to take the actions necessary to enforce our proprietary rights. Moreover, if we were to initiate litigation to enforce our proprietary rights, whether successful or unsuccessful, it would result in substantial costs and a diversion of resources, which could have a material adverse effect on our business, financial condition or operating results.

     WE ARE OPERATING IN AN UNPROVEN MARKET, AND WE DO NOT KNOW WHETHER THE MARKET WILL ACCEPT OUR PRODUCTS AND SERVICES.

         Our market is new and unproven. As is the case of a new and evolving industry, demand and market acceptance for our products and services is uncertain. Our future growth and financial performance will depend on consumer acceptance of e-commerce as an attractive means for processing consumer financial services and institutional acceptance of our products and services as the preferred means for serving customers. Acceptance by institutions will depend in part upon their acceptance of quantitative credit scoring and automated lending methodologies. Our business will likely be materially and adversely affected if:

         o the market for automated consumer financial services fails to develop or grows more slowly than anticipated;

         o lenders do not use quantitative scoring tools and automated systems to process consumer financial services;

         o our products and services do not satisfy the expectations of our customers or consumers in general; or

         o the market does not accept our products and services as the preferred means of providing automated consumer financial services.

         Because the market for our products and services is new and uncertain, we are unable to determine the size or predict the future growth rate, if any, of this market. Our business will be materially and adversely affected if:

         o the market for our products and services does not develop or develops at a slower pace than expected; or

         o our products and services are not adopted by participants in this market or are adopted by only a limited number of participants.

     OUR PRODUCTS AND SERVICES ARE IN AN EARLY STAGE OF DEVELOPMENT, AND WE HAVE EXPERIENCED A LENGTHY SALES CYCLE.

         Our products and services are in an early stage of development and are subject to the risks associated with developing new products, including unforeseen design and engineering problems, changes in customer requirements and consumer preferences, and delays in deployment. These risks have greatly affected our ability to introduce new products and services, and we cannot assure you that these risks will not materially and adversely continue to affect our business. In addition, we have experienced an extremely lengthy sales cycle for our products and services. In most cases, the time between initial customer contact and the execution of a final contract has exceeded six months.

     OUR PRODUCTS AND SERVICES MAY BECOME OUTDATED OR MAY REQUIRE LARGE INVESTMENTS TO REMAIN VIABLE.

         The market for products and services that automate the processing of consumer financial services is very competitive, is evolving rapidly and is subject to:

         o        rapid innovation and technological change;

         o        shifting consumer preferences;

         o        frequent new product introductions; and

         o competition from traditional products and services having all or some of the same features as products and services that automate the processing of consumer financial services.

         Competitors in this market have taken different strategic approaches and have developed substantially different products having all or some of the same features as our products and services to exploit the same perceived market opportunity. Until the market validates a strategy through widespread acceptance of a product or service, it is difficult to identify all market participants or their respective competitive position. We do not know whether our products and services will be able to compete technologically or otherwise. Our ability to compete in this market will depend upon, among other things, broad acceptance of our products and services and our ability continually to improve our products and services to meet changing customer requirements and consumer preferences. Our business will be materially and adversely affected if:

         o we do not have the capital necessary to exploit our technology or to develop and bring to market new and enhanced products and services;

         o we are unable to identify successfully new product and service opportunities and develop and bring to market new and enhanced products and services in a timely manner;

         o we are unable to penetrate new markets in a timely manner in response to changing market conditions, customer requirements or consumer preferences; or

         o any new or enhanced products or services we develop do not achieve a significant degree of market acceptance.

     THE NATURE OF OUR BUSINESS MAKES IT DIFFICULT TO PREDICT OUR REVENUES AND OPERATING RESULTS, WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         Our revenues and operating results have varied significantly from period to period. In particular, our customer base has been highly concentrated, which has had a significant effect on quarterly revenues. It is likely that we will continue to experience substantial quarterly fluctuations in operating results due to the uncertainty regarding future revenues and the fact that we are unable to adjust many of our operating expenses in response to a lack of revenues. As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. Also, it is possible that our operating results in some future quarter may be below the expectation of public market analysts and investors, in which event the price of our stock could be materially and adversely affected.

     WE FACE INTENSE COMPETITION THAT MAY ADVERSELY AFFECT OUR PROSPECTS.

         We compete with a number of companies, and we expect this competition to intensify in the future, particularly with regard to the development of technologies that automate the processing of consumer financial services. We compete with other e-commerce technologies and traditional methods for processing consumer financial services, including in-person applications at branch offices of financial institutions, automobile dealerships and mortgage loan offices, cash advances on credit cards and other consumer credit arrangements. Our ability to compete with traditional lending methods will depend on consumer acceptance of e-commerce technologies to process consumer financial services in general and industry acceptance of our products and services in particular. This competitive environment will make it difficult for us to gain market acceptance of our products and services, and it could also at some future point force us to reduce the prices for some of our products and services.

     WE DEPEND ON THE CONSUMER LENDING INDUSTRY, AND OUR PROSPECTS WILL SUFFER IF THERE IS A DOWNTURN IN THAT INDUSTRY.

         Our business currently is concentrated in the consumer lending industry and is expected to be so concentrated for the foreseeable future. We are susceptible to a downturn in that industry. For example, a decrease in consumer lending could result in a smaller market for our products and services and a decrease in revenues generated by our products and services. Moreover, our revenues have been attributable to a small number of customers, and our business will be materially and adversely affected by negative developments affecting the businesses of our customers.

         Demand for consumer loans is cyclical, in large part based on general economic conditions, cycles in overall consumer indebtedness levels and changes in interest rates. These factors may adversely affect the demand for consumer loans or the willingness of financial institutions to provide consumer loans.

     TO SUCCEED, WE MUST ACHIEVE BROAD MARKET ACCEPTANCE FOR OUR PRODUCTS AND SERVICES AND BE ABLE TO DEVELOP NEW PRODUCTS AND SERVICES TO ADDRESS CHANGES IN INDUSTRY STANDARDS.

         Broad acceptance of our products and services and their use in large numbers is critical to our success. Our business has been materially and adversely affected by the fact that our initial product, the Affinity Automated Loan Machine, has failed to meet customer expectations or to obtain widespread acceptance as a viable alternative to traditional and other automated lending methods. None of our other products and services has been accepted as a viable alternative to traditional and other automated lending methods. To be successful, we must obtain broad market acceptance of our products and services, or modify our products and services to meet whatever industry standards do ultimately develop. It is not certain that we will be able to do either.

     WE MAY EXPERIENCE SOFTWARE DEFECTS AND DEVELOPMENT DELAYS, WHICH MAY DAMAGE OUR CUSTOMER RELATIONS.

         Services based on software and computing systems often encounter development delays, and the underlying software may contain undetected errors or failures when introduced or when the volume of services provided increases. We have experienced and may continue to experience delays in the development of our products or the software and computing systems underlying our services. In addition, our software may contain errors. Any material development delays or errors could damage the reputation of the service or software affected, as well as our customer relations, which could have a material adverse effect on our business.

     OUR BUSINESS INVOLVES SOME RISK OF FRAUD, WHICH MAY NEGATIVELY AFFECT OUR BUSINESS.

         Our business involves the risk of consumer fraud. We are unaware of any significant instance of fraud in connection with loans that were processed by our products and services. However, the rate of fraudulent activity could increase, especially if the number of transactions we process increases. Moreover, in light of our limited operating history, we cannot assure you that our experience is indicative of future events. While our contracts require our customers to bear the risk of collection in any given transaction, we may nevertheless be held responsible for losses associated with fraudulent transactions if they are attributable to our products and services. Also, even if we are not directly liable for fraudulent transactions processed by our products and services, an increase in fraud likely would have a material and adverse effect on our ability to attract and retain customers. In addition, any measures we may be required to take to reduce the occurrence of fraud may be expensive.

     WE RELY ON THIRD PARTIES TO PROVIDE CERTAIN SERVICES.

         We rely on third parties for certain fraud detection systems and for obtaining credit information about loan applicants. We also use a dedicated private data network provided by a third party to gain access to the networks maintained by such third parties and to customers. Prolonged or repeated failure of any of these services would materially and adversely affect our business.

         We currently have strategic alliances with third parties to license our patents and to promote our mortgage processing business. In addition, we rely, and plan to continue to rely, on current and potential customers to develop or promote systems that use or will use our products and services. Our success will depend on the ability of customers and third parties to market our products and services. Failure by those parties to generate and sustain demand for our products and services has had and may continue to have a material and adverse effect on our business.

         Our future success will depend on our ability to work successfully with third parties. We cannot assure you that we will be able to identify suitable third parties, reach acceptable agreements with third parties or successfully implement any agreements with third parties.

     WE MAY EXPERIENCE BREAKDOWNS IN OUR PROCESSING SYSTEM, HARMING OUR
BUSINESS.

         We would be unable to deliver our services if our system infrastructure breaks down or is otherwise interrupted. Events that could cause system interruptions are:

         o        fire,

         o        earthquake,

         o        power loss,

         o        telecommunications failure, and

         o        unauthorized entry or other events.

         We have adopted a formal disaster recovery plan and have contracted with a disaster recovery company for back-up and off-site processing systems capable of supporting our processing operations if there is a system or other failure. These measures will not necessarily ensure the continued, uninterrupted operation of our processing capabilities in the event of a regional natural disaster, power outage, communications interruption, or other catastrophic event. Also, we have never experienced substantial transaction volumes that may stress the capacity of our systems. There is a possibility that our existing systems may be inadequate to handle substantially increased transaction volumes and cause serious failures of our services. Finally, although we regularly back up data from operations, and take other measures to protect against loss of data, there is still some risk of some losses. A system outage or data loss could materially and adversely affect our business.

         Our infrastructure may be vulnerable to computer viruses, hackers, rogue employees or similar sources of disruption. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business. Any problem of this nature could result in significant liability to customers and also may deter potential customers from using our services.

     OUR RESULTS MAY SUFFER IF WE ARE UNABLE TO ATTRACT AND MAINTAIN QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL.

         Our performance is substantially dependent on the performance of our executive officers and key employees. We depend on our ability to retain and motivate high quality personnel, especially our management and technical personnel. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers or key employees could have a material adverse effect on us. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure to do so would have a material adverse effect on our business.

     WE CURRENTLY HAVE NO SALES FORCE, AND THERE ARE NO DEVELOPED DISTRIBUTION CHANNELS FOR OUR PRODUCTS AND SERVICES.

         We currently do not have a dedicated sales staff that focuses exclusively on the marketing and sales of our products and services. Moreover, we have been unable to enter into strategic relationships with any third parties that have resulted in meaningful sales of our products and services. Due to measures taken to reduce our employee base and preserve cash resources, we do not expect to hire any sales and marketing personnel unless we are able to raise sufficient additional capital. We currently rely on the efforts of our senior officers to pursue opportunities to market and sell our products and services. These officers have only a limited amount of time to dedicate to our marketing and sales efforts. As a result, our ability to identify and pursue new opportunities to market and sell our products and services is extremely limited. For us to achieve increased distribution of our products and services, we will need to develop a sales force or develop successful strategic relationships with third parties.

     MANY OF OUR EXISTING AND POTENTIAL CUSTOMERS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, WHICH MAY CHANGE AND HARM OUR BUSINESS.

         The financial services industry is subject to extensive and complex federal and state regulation. Our current customers and our prospective customers, which consist of state and federally chartered banks, savings and loans, credit unions, consumer finance companies, mortgage brokers and insurance companies, operate in markets that are subject to extensive and complex federal and state banking and insurance regulation. Our products and services must be designed to work within the regulatory constraints in which our customers operate.
These constraints include:

         o        federal and state truth-in-lending disclosure rules;

         o        state usury laws;

         o        the Equal Credit Opportunity Act;

         o        the Electronic Funds Transfer Act;

         o        the Fair Credit Reporting Act;

         o        the Community Reinvestment Act; and

         o other restrictions on the establishment, number and location of branch offices and remote electronic banking facilities.

         Many of these laws and regulations were adopted before the development of e-commerce technologies, and their application to our products and services is uncertain. Also, we have not attempted to review all laws that may be applicable to the deployment of our products and services. It is possible that new federal and state laws and regulations adopted in the future may have a negative effect on the deployment of our products and services.

     EFFECTING A CHANGE OF CONTROL OF AFFINITY WOULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK AND DEPRESS THE VALUE OF OUR COMMON STOCK.

         Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Certain other provisions of our bylaws and certificate of incorporation, as well as applicable provisions of Delaware law, could have the effect of making it more difficult for a third party to acquire control of the company or of discouraging a third party from attempting to acquire control of the company. These provisions may limit the price that certain investors would pay for our stock, depress our stock price or discourage a hostile bid in which stockholders could receive a premium for their shares. In addition, these provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock, or delay, prevent or deter a merger, acquisition, tender offer or proxy contest for us.

                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholder identified in this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $664,241 upon the exercise of a warrant held by the selling stockholder unless the warrant is exercised by cashless exercise, which would require us to withhold shares otherwise issuable under the warrant as payment of the purchase price. Such proceeds, if any, would be used for working capital and general corporate purposes.

                               SELLING STOCKHOLDER

         On June 2, 2000, we entered into a common stock purchase agreement with the selling stockholder. Under the agreement, we have issued to the selling stockholder 484,848 shares of our common stock and a warrant to acquire an additional 484,848 shares of our common stock for $1.37 per share. We also agreed to register the offer and sale of all these shares under the Securities Act of 1933. The selling stockholder is offering these shares pursuant to this prospectus. In certain circumstances, we may issue additional shares of common stock and warrants to acquire additional shares to the selling stockholder under the common stock purchase agreement. However, the selling stockholder is under no obligation to acquire any additional shares, and no additional shares are covered by this prospectus.

         The table below sets forth information known to us with respect to the beneficial ownership of our common stock as of October 6, 2000 by the selling stockholder. The table assumes that the selling stockholder sells all of its shares. Since the selling stockholder may choose not to sell its shares, we are unable to state the exact number of shares that actually will be sold.

         Information with respect to beneficial ownership shown below is based on information supplied by the selling stockholder. For purposes of calculating the percentage beneficially owned, the shares of common stock deemed outstanding include:

         -        30,527,135 shares outstanding as of October 6, 2000; and

         - shares issuable by us pursuant to a warrant issued to the selling stockholder.


                                  Common Stock                                             Common Stock
                               Beneficially Owned                                    Beneficially Owned After
                             Prior to this Offering           Common Stock                This Offering
                            ------------------------          to be sold in          ------------------------
       Name                 Shares        Percentage          this Offering          Shares        Percentage
       ----                 -------       ----------          -------------          ------        ----------
Redmond Fund, Inc.          969,696          3.1%                969,696                0             0.0%


         The mailing address of the selling stockholder is 16541 Redmond Way, Suite 123 C, Redmond, Washington 98052-4482.

                              PLAN OF DISTRIBUTION

         The selling stockholder and any of its pledgees, assignees and successors-in-interest may sell, from time to time, any or all of the shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

         - sales in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then-current market price;

         - underwritten offerings;

         - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         - an exchange distribution in accordance with the rules of the applicable exchange;

         - privately negotiated transactions;

         - short sales;

         - broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

         - a combination of any such methods of sale; or

         - any other method permitted pursuant to applicable law.

         The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

         The selling stockholder may, together with any agent of the selling stockholder, accept or reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholder, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholder and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

         The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may offer and sell, from time to time, the pledged shares.

         The selling stockholder may sell shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions, concessions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Market makers and block purchasers that purchase the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share that may be below the then-current market price. We cannot make assurances that all or any of the shares of common stock will be sold by the selling stockholder.

         The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, state or jurisdiction, other than the United States. In certain states, the selling stockholder may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such state securities laws, the selling stockholder can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

         We are required to pay all fees and expenses incident to the registration of the shares. The selling stockholder will pay any sales commissions or other seller's compensation applicable to these transactions. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina.


                                     EXPERTS

         The consolidated financial statements of Affinity Technology Group, Inc. appearing in Affinity Technology Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information about the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information about our company to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all the shares registered by this prospectus are sold. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-41898). The documents we incorporate by reference are:

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

         3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

         4. The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on April 5, 1996.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address: Affinity Technology Group, Inc., 1201 Main Street, 20th Floor, Columbia, South Carolina 29201; telephone number (803) 758-2511.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our by-laws require us to indemnify our officers and directors against any expenses and liabilities reasonably incurred by them as a result of serving as an officer or director of the company to the fullest extent authorized by the General Corporation Law of the State of Delaware. We maintain an insurance policy to support the foregoing indemnity obligations. In addition, our certificate of incorporation has eliminated the personal liability of our directors to the company and our stockholders for monetary damages for breach of their fiduciary duties as a director, subject to certain exceptions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.